                                                                  EXHIBIT (E)(2)

                          Related Party Transactions

   In the ordinary course of its business, the Company engages in a variety of transactions with members of VenWorld and their respective affiliates. Inventories, supplies, plant and equipment of Bs. 33.9 billion, Bs. 26.8 billion and Bs. 22.3 billion for the years ended December 31, 1998, 1999 and 2000, respectively, and Bs. 87.0 million at April 30, 2001, were purchased from affiliates of VenWorld's shareholders. These same affiliates provided technical and administrative services to the Company at a total cost of Bs. 7.5 billion, Bs. 22.6 billion, and Bs. 18.8 billion for the years ended December 31, 1998, 1999 and 2000, respectively, and Bs. 8.3 billion at April 30, 2001. Net operating revenues of Bs. 15.5 billion, Bs. 11.5 billion and Bs. 21.2 billion, were recognized for the years ended December 31, 1998, 1999 and 2000, respectively, with respect to the settlement of international telephone traffic with affiliates. The Company has recorded net payables to Verizon and AT&T affiliates for all such transactions of Bs. 8.5 billion and Bs. 1.2 billion, respectively, at December 31, 1999, Bs. 21.0 billion and Bs. 0.8 billion, respectively, at December 31, 2000, and Bs. 16.0 billion and Bs. 1.0 billion, respectively, at April 30, 2001.

   During 1996, Movilnet received a long-term loan of U.S.$17 million from the Company for use primarily in the expansion plan corresponding to 1997. This amount is divided into two loans: the "A" loan of U.S.$6.29 million and the "B" loan of U.S.$10.71 million. Both loans bear an interest rate at the six month average LIBOR rate, plus a financial margin. These loans are being amortized in semi-annual from 1998 through 2003.

   In April 1998, Movilnet obtained from the Company, a long-term loan of Bs. 18,500 million, which was utilized to pay short-term trade debt. This loan was going to be amortized in 12 monthly installments beginning April 2000. In December 1999, the term of the loan was changed to 5 years to be amortized with a single payment in April 2004 with no interest payments due during the first year of the term of the loan. The maximum interest rate that the Company may collect to Movilnet is calculated on a quarterly basis at the interest rate applied to ninety-day loan operations by the three major banks in number of deposits.

   In December 1999, Movilnet obtained a line of credit from the Company amounting to U.S.$100 million, which was used for the investment plan financing for year 2000. Such line of credit bears interest based on market interest rates. In December 1999, Movilnet used U.S.$95 million, of this line of credit. This loan has a five-year term maturity and will be amortized with one payment in 2004 with no interest payments due during the first year of the term of the loan.

   In December 1999, Movilnet issued two promissory notes to the Company for Bs. 9,264 million and Bs. 3,964 million, respectively. Such promissory notes bear interest calculated on a quarterly basis at the interest rate applied to ninety-day loan operations by the three major Venezuelan banks in number of deposits. These promissory notes have a five-year term maturity and will be amortized with one payment in 2004 with no interest payments due during the first year of the term of the loan.